AMENDMENTS

TO THE

ARTICLES OF INCORPORATION

OF

FEARLESS FILMS, INC.

(Formerly: Paw4mance Pet Products International, Inc.)



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov


090203

Filed in the office of	Document Number
[signature] Ross Miller Secretary of State State of Nevada	20140686097-83
	Filing Date and Time
	09/26/2014 8:00 AM
	Entity Number
	C18417-2000

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

PAW4MANCE PET PRODUCTS INTERNATIONAL, INC.

2. The articles have been amended as follows: (provide article numbers, if available)

FIRST ARTICLE: The name of the Corporation is: FEARLESS FILMS, INC.
FOURTH ARTICLE: a) upon the filing and effectiveness (the "Effective Time") pursuant to the General Corporation Law of the State of Nevada and with the consent of a majority of the shareholders of the corporation pursuant NRS 78.320; each One Thousand Shares of the Corporations's common stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall be combined into One (1) validly issued and fully paid and non-assessable share of common stock, par value $0.001 per share (post-split), with fractional shares rounded up to the nearest whole number per (the "Reverse Stock Split" (1:1000); and
b) the foregoing reverse split shall solely effect the corporations issued and outstanding common shares and shall have no effect on the Authorizied Capitalization of the corporations common shares.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 62.37%

4. Effective date and time of filing: (optional)   Date: Sep 23, 2014   Time:

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X *[signature]* D. deSantos

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 11-27-13





150101

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20140558526-78
Ross Miller Secretary of State State of Nevada	Filing Date and Time 08/01/2014 1:30 PM
	Entity Number C18417-2000

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT **ABOVE SPACE IS FOR OFFICE USE ONLY**

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

PAW4MANCE PET PRODUCTS INTERNATIONAL, INC.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

The following designations are authorized for the class of twenty million (20,000,000) Preferred Shares of the Company of $0.001 par value per share:

a) 10,000,000 Shares shall be designated "Series A"
Series A: - each Preferred share outstanding shall have 100 votes over that of each Common share
- each Preferred share outstanding shall have rights convertible to 10 Common shares

b) 10,000,000 Shares shall be designated "Series B"
Series B: - Preferred shares shall have No Voting Rights or Power
- each Preferred share outstanding shall have rights convertible to 10 Common shares

3. Effective date of filing: (optional) Signed effective the 25th day of June, 2014

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X D. dosSantos

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 3-6-09



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov


090101

Filed in the office of	Document Number
[signature] Ross Miller Secretary of State State of Nevada	20110263118-25
	Filing Date and Time 04/07/2011 10:00 AM
	Entity Number C18417-2000

Certificate of Amendment
(PURSUANT TO NRS 78.380)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporation
(Pursuant to NRS 78.380 - Before Issuance of Stock)

1. Name of corporation:

CODY VENTURES CORPORATION

2. The articles have been amended as follows: (provide article numbers, if available)

The name of Corporation is: Paw4mance Pet Products International, Inc.

3. The undersigned declare that they constitute **at least two-thirds** of the following:

(check only one box)   ☐ incorporators   ☒ board of directors

4. Effective date of filing: (optional)   4/1/11

(must not be later than 90 days after the certificate is filed)

5. The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued.

6. Signatures: (If more than two signatures, attach an 8 1/2" x 11" plain sheet with the additional signatures.)

X *James Clarke [signature]*
(Signature Line)
X James Clarke by Marc Tow, Attorney in Fact

X _____

Authorized Signature   **Authorized Signature**

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.   Nevada Secretary of State Amend Profit-Before
Revised: 10-16-09



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number
(signature)	20070761001-94
Ross Miller	Filing Date and Time
Secretary of State	11/06/2007 11:45 AM
State of Nevada	Entity Number
	C18417-2000

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

CODY VENTURES CORPORATION

2. The articles have been amended as follows (provide article numbers, if available):

Fourth: The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is Five Hundred and Twenty Million (520,000,000) shares, comprised of Five Hundred Million (500,000,000) shares of Common Stock, par value $0.001 per share, and Twenty Million (20,000,000) shares of Preferred Stock, par value $0.001 per share. Effective as of 5:00 p.m. Eastern time, on the date this Certificate of Amendment is filed with the Secretary of State of the State of Nevada, each one two thousand (2,000) shares of the Corporation's Common Stock, par value $0.001 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted, and changed into one (1) share of Common Stock, par value $0.001 per share, of the Corporation, provided, however, that the Corporation shall issue no fractional shares of Common Stock, and fractional shares resulting from the reverse split will be rounded up to the nearest whole share.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of Incorporation have voted in favor of the amendment is: [152,500,000]

4. Effective date of filing (optional): [ ]

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (Required):   X

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM 78.385 Amend 2007
Revised on: 01/01/07

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

CODY VENTURES CORPORATION

I, the undersigned, Tarja Mees, do hereby certify:

That the Board of Directors of Cody Ventures Corporation (the "Company"), at a meeting duly convened and held on the 8th day of August 2005, adopted a resolution to amend the original Articles of Incorporation as follows:

FOURTH Article is hereby amended to read as follows:

The total number of shares of capital stock, which this Corporation shall have authority to issue, is Five Hundred Twenty Million (520,000,000), with a par value of $.001 per share amounting to $520,000.00. Five Hundred Million (500,000,000) of those shares are common stock and Twenty Million (20,000,000) of those shares are preferred stock.

The number of shares of the Company's common stock outstanding and entitled to vote on an amendment to the Articles of Incorporation was 37,496,000; that the said changes and amendment were unanimously adopted on the 8th day of August 2005 by the Company's shareholders.

Tarja Mees
President & Director



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment (PURSUANT TO NRS 78.385 and 78.390)	Filed in the office of *Dean Heller* Dean Heller Secretary of State State of Nevada

Document Number
20050309237-11
Filing Date and Time
08/09/2005 11:15 AM
Entity Number
C18417-2000

Important: Read attached instructions before completing form.   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

CODY VENTURES CORPORATION

2. The articles have been amended as follows (provide article numbers, if available):

FOURTH Article is hereby amended to read as follows:

The total number of shares of capital stock, which this Corporation shall have authority to issue, is Five Hundred Twenty Million (520,000,000), with a par value of $.001 per share amounting to $520,000.00. Five Hundred Million (500,000,000) of those shares are common stock and Twenty Million (20,000,000) of those shares are preferred stock.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the *
articles of incorporation have voted in favor of the amendment is: UNANIMOUS 37,496,000

4. Effective date of filing (optional): 8/8/05   (must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): _____

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State AM 78.385 Amend 2003
Revised on: 11/03/03

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

Bisassist, Inc.

I, the undersigned, Cal Mees, do hereby certify:

That the Board of Directors of Bisassist, Inc. (the "Company"), at a meeting duly convened and held on the 6th day of October 2004, adopted a resolution to amend the original Articles of Incorporation as follows:

FIRST Article is hereby amended to read as follows:

The name of this Corporation is: <u>Cody Ventures Corporation</u>

FOURTH Article is hereby amended to read as follows:

The total number of shares of capital stock, which this Corporation shall have authority to issue, is One Hundred Ten Million (110,000,000), with a par value of $.001 per share amounting to $110,000.00. One Hundred Million (100,000,000) of those shares are common stock and Ten Million (10,000,000) of those shares are preferred stock.

The number of shares of the Company's common stock outstanding and entitled to vote on an amendment to the Articles of Incorporation was 14,155,000; that the said changes and amendment were unanimously adopted on the 6th day of October 2004 by the Company's shareholders.

_____

Cal Mees
President
Sole Officer & Director



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

FILED # C18417-00

OCT 1 1 2004

IN THE OFFICE OF
Dean Heller
DEAN HELLER, SECRETARY OF STATE

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:
BISASSIST, INC.

2. The articles have been amended as follows (provide article numbers, if available):

FIRST Article is hereby amended to read as follows:

The name of this Corporation is: Cody Ventures Corporation

FOURTH Article is hereby amended to read as follows:

The total number of shares of capital stock, which this Corporation shall have authority to issue, is One Hundred Ten Million (110,000,000), with a par value of $.001 per share amounting to $110,000.00. One Hundred Million (100,000,000) of those shares are common stock and Ten Million (10,000,000) of those shares are preferred stock.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: UNANIMOUS (14,155,000)

4. Effective date of filing (optional): 10/6/02
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): [signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State AM 78.385 Amend 2003
Revised on: 11/03/03

10/11/2004 10:26:30 AM $300.00
JW C20041011-0242

CERTIFICATE OF AMENDMENT
TO THE ARTICLES OF INCORPORATION OF
MYG CORP.,
a Nevada corporation

Pursuant to the provisions of the Nevada Revised Statutes, MYG Corp., a Nevada corporation, adopts the following amendment to its Articles of Incorporation.

1. The undersigned hereby certifies that on the 19th day of December, 2000, a Special Meeting of the Board of Directors was duly held and convened at which there was present a quorum of the Board of Directors acting throughout all proceedings, and at which time the following resolution was duly adopted by the Board of Directors:

BE IT RESOLVED, that the Secretary of the corporation is hereby ordered and directed to obtain at least a majority of the voting power of the outstanding stock of the corporation for the following purpose:

To amend Article I of the corporation's Articles of Incorporation to provide that the name of the corporation shall be changed from MYG Corp. to BisAssist, Inc.

2. Pursuant to the provisions of the Nevada Revised Statutes, a majority of MYG Corp.'s shares entitled to vote, voted in favor of the adoption of the Amendment to Article I of the Articles of Incorporation as follows:

FIRST. The name of this corporation is BisAssist, Inc.

In witness whereof, the undersigned being the President and Secretary of MYG Corp., a Nevada corporation, hereunto affixes his signatures this 19th day of December, 2000.

MYG Corp.

By: [signature]
Bruce Younker, President

By: [signature]
Bruce Younker, Secretary

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